Exhibit (b)

GOLDMAN SACHS CREDIT PARTNERS L.P.

85 Broad Street

New York, New York 10004

PERSONAL AND CONFIDENTIAL

July 21, 2004

GC Power Acquisition LLC

c/o Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attention: Mr. James Cross

With a copy to:

Mr. David Foley

Principal

The Blackstone Group

345 Park Avenue, 31st Floor

New York, New York 10154

Mr. Philip Hammarskjold

Managing Director

Hellman & Friedman LLC

One Maritime Plaza, 12th Floor

San Francisco, California 94111

Mr. Fred Goltz

Director

Kohlberg, Kravis, Roberts & Co.

2800 Sand Hill Road, Suite 200

Menlo Park, California 94025

Mr. Michael MacDougall

Principal

Texas Pacific Group

345 California Street, Suite 3000

San Francisco, California 94104

Commitment Letter

Ladies and Gentlemen:

We are pleased to confirm the arrangements under which Goldman Sachs Credit Partners L.P. (“GSCP”) is exclusively authorized by GC Power Acquisition LLC (“Newco” or “you”) a new entity formed for the purposes set forth herein by Blackstone Capital Partners, Hellman & Friedman LLC, Kohlberg, Kravis,

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Roberts & Co. L.P., and Texas Pacific Group and/or their affiliates (collectively, the “Sponsors”), commits to (a) act as joint lead arranger and joint bookrunner (with “left side” designation and physical bookrunner), sole syndication agent and administrative agent in connection with the Bridge Loans (as defined below), (b) act as joint lead arranger and joint book runner (with “left side” designation and physical bookrunner and on other terms to be agreed upon, including awarding of titles and compensation for other agents and lenders) and either sole syndication agent or administrative agent in connection with the Senior Facilities and (c) provide the financing for certain transactions described herein, in each case on the terms and subject to the conditions set forth in this letter and the attached Annexes A, B, C and D hereto (collectively, the “Commitment Letter”).

You have informed us that Newco has been formed to acquire all of the assets and equity (the “Acquired Business”) of Texas Genco Holdings, Inc. (the “Company”) pursuant to a three-stage transaction (collectively, the “Transactions”) consisting of (i) the merger of the Company with a newly-formed merger subsidiary pursuant to which the shareholders of the Company (other than CenterPoint Energy, Inc.) will receive cash consideration in exchange for their shares of stock of the Company (the “Cash-Out Merger”), (ii) the acquisition by Newco on the day following the consummation of the Cash-Out Merger of all of the assets (other than the nuclear assets) of the Acquired Business (the “Initial Transaction”) and (iii) the subsequent acquisition by Newco of all of the common equity of the Company (which at such time will only own the nuclear assets included in the Acquired Business) (the “Subsequent Transaction”).

You have also informed us that the total cost of the Initial Transaction and the Subsequent Transaction (including costs and expenses) and related working capital requirements of Newco after consummation of the Initial Transaction will be financed with: (a) up to $775.0 million under a senior first priority secured term loan facility (the “Term Facility”) having the terms set forth on Annex B; (b) up to $475.0 million under a senior first priority secured delayed draw term loan facility (the “Delayed Draw Term Facility”) having the terms set forth on Annex B; (c) up to $200.0 million under a senior first priority secured revolving credit facility (the “Revolving Facility”) having the terms set forth on Annex B; (d) up to $200.0 million under a senior first priority secured letter of credit facility solely to provide credit support for Commodity Hedging Arrangements (as defined in Annex B) and power purchase agreements (the “Base LC Facility”) having the terms set forth on Annex B; (e) up to $425.0 million under a senior first priority secured letter of credit facility to provide credit support to Newco in respect of all marked to market collateral posting and other collateral support obligations required under J. Aron Commodity Hedging Agreements (as defined below) (the “Special LC Facility” and, together with the Term Facility, the Delayed Draw Term Facility, the Revolving Facility and the Base LC Facility, the “Senior Facilities”) having the terms set forth on Annex B; (f) the issuance by Newco of up to $1,250.0 million of senior second priority secured notes (the “Notes”) pursuant to a Rule 144A offering (the “Notes Offering”) or, in the event the Notes are not issued at the time the Cash-Out Merger is consummated, borrowings by Newco of up to $1,250.0 million under senior second priority secured increasing rate bridge loans (the “Bridge Loans”; together with the Senior Facilities, the “Facilities”) having the terms set forth on Annex C; and (g) cash and common equity investments from affiliates of the Sponsors comprising no less than 20% of the total capitalization of Newco as of the closing date of the Subsequent Transaction (the “Equity Investment”). The proceeds of the Term Facility and the Notes Offering (or any Bridge Loans) are expected to be used to fund the Initial Transaction. The proceeds of the Delayed Draw Term Facility are expected to be used to fund the Subsequent Transaction. Amounts available under the Revolving Facility, which shall be undrawn (except to the extent provided in Annex B) on the

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Closing Date (as defined in Annex B), are expected to be used for ongoing working capital requirements of Newco following the Initial Transaction and amounts available under the Base LC Facility are expected to be used solely to provide credit support for Commodity Hedging Arrangements and power purchase agreements and amounts available under the Special LC Facility are expected to be used solely to provide credit support for J. Aron Commodity Hedging Agreements.

In support of the Transactions, J. Aron & Company (“J. Aron”), an affiliate of GSCP, has advised Newco that it is willing to provide, both prior to the Escrow Release Date (as defined in Annex B) and on an on-going basis after the Escrow Release Date, commodity hedging agreements to the Company and Newco (the “J. Aron Commodity Hedging Agreements”).

We are also prepared to offer a short-term bridge loan (the “Overnight Bridge Loan”) to the Company in an amount up to $717.0 million sufficient to finance the Cash-Out Merger under separate documentation and pursuant to terms and conditions substantially similar to those set forth on the Term Sheet attached as Annex E hereto or on such other terms as are mutually satisfactory to the Company, Newco and GSCP. The Company shall be a third-party beneficiary with respect to the preceding sentence only and not to any other part of this Commitment Letter, the Fee Letters or the Engagement Letter or pursuant to any other written or oral communications.

On the terms and subject to the conditions contained in this Commitment Letter, GSCP is pleased to confirm its commitment to (a) act as joint lead arranger and joint bookrunner (with “left side” designation and physical bookrunner), sole syndication agent and administrative agent in connection with the Bridge Loans, (b) act as joint lead arranger and joint bookrunner (with “left side” designation and physical bookrunner and on other terms to be agreed upon, including awarding of titles and compensation for other agents and lenders) and either sole syndication agent or administrative agent in connection with the Senior Facilities and (c) provide Newco the full $2,075.0 million of the Senior Facilities and the full $1,250.0 million of the Bridge Loans. The fees for services related to the Senior Facilities are set forth in a separate fee letter (the “Senior Facilities Fee Letter”) entered into by Newco and GSCP on the date hereof. The fees for services related to the Bridge Loans are set forth in a separate fee letter (the “Bridge Loans Fee Letter”; together with the Senior Facilities Fee Letter, the “Fee Letters”) entered into by Newco, GSCP and Goldman, Sachs & Co. (“Goldman Sachs”) on the date hereof. In addition, pursuant to an engagement letter (the “Engagement Letter”), dated as of the date hereof, between Newco and Goldman Sachs, Newco has, among other things, offered Goldman Sachs the right to act as the joint lead placement agent, joint lead purchaser or joint lead underwriter in connection with the sale of the Notes or other debt securities to finance the Initial Transaction and the Subsequent Transaction. It is understood and agreed that other financial institutions may participate in the Facilities on terms and with economic allocations to be mutually agreed.

GSCP’s commitment is subject to the following conditions: (i) there shall not have been, since the date of the most recent audited financial statements for the Company furnished by the Sponsors or Newco to GSCP, any state of facts, change, development, event, effect, condition or occurrence that is materially adverse to the business, assets, properties, liabilities, condition (financial or otherwise) or results of operations of the Company (a “Material Adverse Effect”); provided, however, that (a) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any rule, regulation, ordinance, order, protocol or any other law of or by any national governmental authority, (b) changes or developments in national, regional or state wholesale or retail markets for fuel, including, without limitation, changes in commodity prices, or related products, (c) changes in national, regional or state

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wholesale or retail electric power prices, (d) system-wide changes or developments in national, regional or state electric transmission or distribution systems, other than changes or developments involving physical damage or destruction thereto and (e) changes or developments in financial or securities markets or the economy in general shall, in each case, be excluded from such determination to the extent any such laws, changes and developments do not have a disproportionate effect on the Company and (ii) the Senior Facilities having been assigned (at least 21 days prior to the Closing Date) and maintaining credit ratings by Standard & Poor’s Rating Services and Moody’s Investor Service, Inc. GSCP’s commitment is also subject to the satisfactory negotiation, execution and delivery of appropriate loan documents relating to the Facilities including, without limitation, a credit agreement, a bridge loan agreement, guaranties, security agreements, pledge agreements, real property security agreements, opinions of counsel and other related definitive documents (collectively, the “Loan Documents”) incorporating and substantially consistent with the terms set forth in this Commitment Letter and otherwise reasonably satisfactory in form and substance to the Arranger and you. Our commitment is also conditioned upon and made subject to our not becoming aware after the date hereof of any new information not previously disclosed to us relating to the Company, the Transactions or the transactions contemplated by this Commitment Letter that is inconsistent in a material and adverse manner relative to the information disclosed to us prior to the date hereof, in each case such that it would reflect a Material Adverse Effect or be inconsistent with the representations set forth in the fifth succeeding paragraph below.

The terms of this Commitment Letter are intended as an outline of the material terms of the Facilities, but do not include all of the terms, covenants, representations, warranties, default clauses and other provisions that will be contained in the Loan Documents. The Loan Documents shall include, in addition, provisions that are customary or typical for financings of this type and other provisions that GSCP and Newco may mutually agree to be appropriate in the context of the proposed transactions.

GSCP intends and reserves the right to syndicate the Facilities to the Lenders (as defined in Annex B and Annex C). GSCP shall select the Lenders in consultation with, and with the consent of, Newco, such consent not to be unreasonably withheld or delayed. GSCP will lead the syndication in consultation with Newco, including determining the timing of all offers to potential Lenders, any title of agent or similar designations awarded to any Lender and the acceptance of commitments, the amounts offered and the compensation provided to each Lender. GSCP will determine the final commitment allocations in consultation with Newco. Newco agrees to use commercially reasonable efforts to ensure that GSCP’s syndication efforts benefit from the existing lending relationships of the Sponsors, Newco, the Company and their respective subsidiaries. In addition, GSCP’s commitment hereunder will be subject to GSCP’s reasonable satisfaction that, prior to and during the syndication of the Facilities, there shall be no other competing debt facility or debt security of Newco or its subsidiaries or the Company or its subsidiaries or affiliates syndicated, issued or announced or discussed with other institutional lenders (other than the Facilities, the Overnight Bridge Facility and other indebtedness contemplated hereby).

Newco agrees to cooperate with GSCP, and to use commercially reasonable efforts to cause the Company to cooperate with GSCP, in connection with (i) the preparation of an information package regarding the business, operations, financial projections and prospects of the Company including, without limitation, the delivery of all information relating to the transactions contemplated hereunder prepared by or on behalf of the Company or Newco deemed reasonably necessary by GSCP to complete the syndication of the Facilities and (ii) the presentation of an information package reasonably acceptable in format and content to GSCP in bank meetings and other communications with prospective Lenders in connection with the syndication of the Facilities. Newco further agrees that the commitment of GSCP hereunder is

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conditioned upon Newco’s satisfaction of the requirements of the foregoing provisions of this paragraph in a timely manner reasonably in advance of the Closing Date (and in any event the requirements of the foregoing provisions of this paragraph shall be satisfied no later than four months following the date of this Commitment Letter) to allow for a successful syndication as reasonably determined by GSCP, it being understood that our commitments hereunder are not subject to a successful syndication of any of the Facilities. Newco shall be solely responsible for the contents of any information package and presentation and acknowledges that GSCP will be using and relying upon the information contained in such information package and presentation without independent verification thereof. Newco agrees that information regarding the Facilities and information provided by the Company, Newco or their respective representatives to GSCP in connection with the Facilities (including, without limitation, draft and execution versions of the Loan Documents, publicly filed financial statements and draft or final offering materials relating to contemporaneous securities issuances by the Company) may be disseminated to potential Lenders and other persons through one or more internet sites (including an IntraLinks workspace) created for purposes of syndicating the Facilities or otherwise, in accordance with GSCP’s standard syndication practices (including hard copy and via electronic transmissions). Without limiting the foregoing, Newco will authorize, and will use commercially reasonable efforts to cause the Company to authorize, the use of their respective logos in connection with any such dissemination.

At the request of GSCP, Newco agrees to assist GSCP in preparing a version of the information package and presentation that does not contain material non-public information concerning Newco or the Company, their respective affiliates or their securities and to assist GSCP in identifying non-public information concerning Newco or the Company, their respective affiliates or their securities.

Newco, to the best of its knowledge based on its review and analysis, represents that (i) all information (other than projections) provided directly or indirectly by the Company, Newco or the Sponsors to GSCP or the Lenders in connection with the transactions contemplated hereunder (supplemented as contemplated below) does not (or will not, as the case may be) contain, when taken as a whole, any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading in light of the circumstances under which such statements were or are made, and (ii) the projections, if any, that have been or will be made available to GSCP or the Lenders for their use in connection with the Senior Facilities by the Company, Newco or the Sponsors have been or will be prepared in good faith based upon assumptions that are believed by the preparer thereof to be reasonable at the time made. If at any time prior to the Closing Date any of the representations contained in the preceding sentence would be incorrect in any material respect if the information or projections were being furnished and such representations were being made at such time, then Newco agrees to supplement the information and the projections so that such representations will be correct in all material respects under those circumstances.

In connection with arrangements such as this, it is our firm’s policy to receive indemnification. Newco agrees to the provisions with respect to our indemnity and other matters set forth in Annex A, which is incorporated by reference into this Commitment Letter.

GSCP hereby notifies the Sponsors, Newco and the Company that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Act”), it, and each Lender, may be required to obtain, verify and record information that identifies the Sponsors, Newco and the Company, which information includes the name and address of the Sponsors, Newco and the Company and other information that will allow GSCP and each Lender to identify the Sponsors, Newco

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and the Company in accordance with the Act. This notice is given in accordance with the requirements of the Act and is effective for GSCP and each Lender.

Please note that this Commitment Letter, the Fee Letters and any written or oral advice provided by GSCP in connection with this arrangement are (a) exclusively for the benefit of Newco, and may not be relied upon by any other person or entity, and (b) may not be disclosed to any third party or circulated or referred to publicly without our prior written consent except, after providing written notice to GSCP, as required by law or compulsory legal process. Notwithstanding the foregoing, we hereby consent to your disclosure of (i) this Commitment Letter, the Fee Letters and such advice to the Sponsors’ and Newco’s respective officers, directors, employees, accountants, attorneys, agents and other advisors who are involved in the consideration of the Facilities to the extent such persons are obligated to hold the same in confidence, (ii) this Commitment Letter or the information contained herein (but not the Fee Letters or the information contained therein) to the Company and CenterPoint Energy, Inc. to the extent you notify or instruct such persons to keep such material confidential, and to the Company’s and CenterPoint Energy, Inc.’s respective officers, directors, employees, accountants, attorneys, agents and other advisors who are directly involved in the consideration of the Facilities to the extent you notify or instruct such persons to hold the same in confidence and (iii) this Commitment Letter or the Engagement Letter or the information contained herein in any public record in which it is required by law to be filed.

As you know, GSCP may from time to time effect transactions, for its own account or the account of customers, and hold positions in loans or options on loans of the Company, Newco and other companies that may be the subject of this arrangement. In addition, Goldman Sachs is a full service securities firm and as such may from time to time effect transactions, for its own account or the account of customers, and hold positions in securities or options on securities of the Company, Newco and other companies that may be the subject of this arrangement. In addition, GSCP may employ the services of its affiliates in providing certain services hereunder and may exchange with such affiliates information concerning the Company, Newco and other companies that may be the subject of this arrangement, and such affiliates shall be entitled to the benefits afforded to GSCP hereunder.

The commitment of GSCP hereunder will terminate upon the first to occur of (i) the consummation of the Transactions, (ii) the abandonment or termination of the definitive documentation for the Transactions (the “Acquisition Agreement”), (iii) a material breach by the Company or Newco under this Commitment Letter, the Fee Letters or the Engagement Letter and (iv) September 30, 2005, unless the closing of each of the Senior Facilities and (A) the Notes Offering or (B) the Bridge Loans, as applicable, on the terms and subject to the conditions contained herein, shall have been consummated on or before such date. In addition, GSCP’s commitment hereunder to extend Bridge Loans will terminate upon the closing of the Notes Offering (in escrow or otherwise). It is agreed and understood that after the Closing Date, our commitment to provide the Delayed Draw Term Facility shall be governed by the terms of the Loan Documents and not by the terms of this paragraph.

Newco may assign its rights and delegate its obligations hereunder to any of its affiliates to the extent such affiliate is controlled by one or more of the Sponsors and such affiliate is formed solely in connection with the Transactions, and upon such assignment and delegation, (i) the obligations of Newco hereunder shall terminate and (ii) the assignee shall be bound hereunder.

The provisions of the Loan Documents shall supersede the provisions of this Commitment Letter.

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In addition, please note that GSCP, Goldman Sachs and their affiliates do not provide accounting, tax or legal advice.

This Commitment Letter may be executed in any number of counterparts, each of which when executed shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof. This Commitment Letter, the Fee Letters and the Engagement Letter are the only agreements that have been entered into among the parties hereto with respect to the Facilities and set forth the entire understanding of the parties with respect thereto and supersede any prior written or oral agreements among the parties hereto with respect to the Facilities.

Any right to trial by jury with respect to any action or proceeding arising in connection with or as a result of either this arrangement or any matter referred to in the Letters is hereby waived by the parties hereto. Each of the parties to the Commitment Letter agrees that any suit or proceeding arising in respect to this agreement will be tried exclusively in the U.S. District Court for the Southern District of New York or, if that court does not have subject matter jurisdiction, in any state court located in the City of New York, and Newco agrees to submit to the jurisdiction of, and to venue in, such courts. The provisions of Annex A of this Commitment Letter shall survive any termination or completion of the arrangement provided by the Letters. This Commitment Letter shall be governed by and construed in accordance with the laws of the State of New York.

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Please confirm that the foregoing is in accordance with your understanding by signing and returning to GSCP the enclosed copy of this Commitment Letter, together, if not previously executed and delivered, with the Fee Letters and Engagement Letter on or before the close of business on July 23, 2004 whereupon this Commitment Letter, the Fee Letters and the Engagement Letter shall become binding agreements between us. If not signed and returned as described in the preceding sentence by such date, this offer will terminate on such date. We look forward to working with you on this assignment.

Very truly yours,

GOLDMAN SACHS CREDIT PARTNERS L.P.

By:	/s/ William W. Archer
Authorized Signatory

July 21, 2004

Confirmed as of the date above:

GC POWER ACQUISITION LLC

By:	/s/ Michael MacDougall
Name:	Michael MacDougall
Title:	Manager